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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          Elephant & Castle Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   266199-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Michael M. Pastore, GE Investment Management Incorporated,
                     3003 Summer Street, Stamford, CT 06904
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 8, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMR control number.

--------------------------------------------------------------------------------
1. Names of Reporting Persons GE Investment Private Placement Partners II, a Limited Partnership I.R.S. Identification Nos.
                   of above persons (entities only)       06-1429671
--------------------------------------------------------------------------------

2.                 Check the Appropriate Box if a Member of a Group
                   (See Instructions)
                        Not applicable
                   (a)
                   -------------------------------------------------------------
                   (b)
--------------------------------------------------------------------------------
3.                 SEC Use Only
--------------------------------------------------------------------------------
4.                 Source of Funds  (See Instructions)
                        00
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                        Not applicable
--------------------------------------------------------------------------------
6.                 Citizenship or Place of Organization
                        State of Delaware
--------------------------------------------------------------------------------

Number of          7. Sole Voting Power
Shares Bene-            None
ficially by
Owned by           8. Shared Voting Power
Each                    2,399,721
Reporting
Persons With       9. Sole Dispositive Power
                        None

                  10. Shared Dispositive Power
                        2,399,721
--------------------------------------------------------------------------------
11.                Aggregate Amount Benefically Owned by Each Reporting Person
                        2,399,721
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                        Not applicable
--------------------------------------------------------------------------------
13.               Percent of Class Represented by Amount in Row (11)
                        44%
--------------------------------------------------------------------------------
14.               Type of Reporting Person  (See Instructions)
                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.                 Names of Reporting Persons    GE Investment Management
                   Incorporated, as General Partner of GE Investment Private Placement Partners II, a Limited Partnership I.R.S. Identification Nos. of above persons (entities only)
                        06-1238874
--------------------------------------------------------------------------------
2.                 Check the Appropriate Box if a Member of a Group
                   (See Instructions)
                        Not applicable
                   (a)
                   -------------------------------------------------------------
                   (b)
--------------------------------------------------------------------------------
3.                 SEC Use Only
--------------------------------------------------------------------------------
4.                 Source of Funds  (See Instructions)
                        Not applicable
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                        Not applicable
--------------------------------------------------------------------------------
6.                 Citizenship or Place of Organization
                        State of Delaware
--------------------------------------------------------------------------------

Number of          7. Sole Voting Power
Shares Bene-            None
ficially by
Owned by           8. Shared Voting Power
Each                    2,399,721
Reporting
Persons With       9. Sole Dispositive Power
                        None

                  10. Shared Dispositive Power
                        2,399,721
--------------------------------------------------------------------------------
11.                Aggregate Amount Benefically Owned by Each Reporting Person
                        2,399,721
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                        Not applicable
--------------------------------------------------------------------------------
13.               Percent of Class Represented by Amount in Row (11)
                        44%
--------------------------------------------------------------------------------
14.               Type of Reporting Person  (See Instructions)
                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.                 Names of Reporting Persons     General Electric Company
                   I.R.S. Identification Nos. of
                   above persons (entities only)  14-0689340
--------------------------------------------------------------------------------
2.                 Check the Appropriate Box if a Member of a Group
                   (See Instructions)
                        Not applicable
                   (a)
                   -------------------------------------------------------------
                   (b)
--------------------------------------------------------------------------------
3.                 SEC Use Only
--------------------------------------------------------------------------------
4.                 Source of Funds  (See Instructions)
                        Not applicable
--------------------------------------------------------------------------------
5.                 Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e)                                 /X/

--------------------------------------------------------------------------------
6.                 Citizenship or Place of Organization
                        State of New York
--------------------------------------------------------------------------------

Number of          7. Sole Voting Power
Shares Bene-            Disclaimed (See 11 below)
ficially by
Owned by           8. Shared Voting Power
Each                    None
Reporting
Persons With       9. Sole Dispositive Power
                        Disclaimed (See 11 below)

                  10. Shared Dispositive Power
                        None
--------------------------------------------------------------------------------
11.               Aggregate Amount Benefically Owned by Each Reporting Person
                        Beneficial ownership of all shares disclaimed by
                        General Electric Company
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                        Not applicable
--------------------------------------------------------------------------------
13.               Percent of Class Represented by Amount in Row (11)
                        Not applicable
--------------------------------------------------------------------------------
14.               Type of Reporting Person  (See Instructions)
                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         Item 1. Security and Issuer. Item I of the Schedule 13D (as defined below) is hereby deleted in its entirety and the following is inserted in lieu thereof:

         "This Amendment No. 4 amends and supplements the Statement on
Schedule 13D filed by GE Investment Private Placement Partners II, a Limited Partnership, a Delaware limited partnership (the "Partnership"), GE Investment Management Incorporated, a Delaware corporation and a wholly-owned subsidiary of General Electric Company ("GEIM") and General Electric Company, a New York corporation ("GE") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on November 30, 1995, as amended pursuant to Amendment No. 1 thereto filed on March 14, 1997, Amendment No. 2 thereto filed on November 6, 1997, and Amendment No. 3 thereto filed on June 24, 1998 (as amended, the "Schedule 13D"), relating to common stock, no par value per share (the "Common Stock") of Elephant & Castle Group Inc. (the "Issuer"), having its principal offices at 856 Homer Street, Vancouver, British Columbia V6B 2W5 Canada. Capitalized terms used herein shall have the meanings given to them in the Schedule 13D and the Note, Stock Purchase and Warrant Agreement dated November 30, 1995, as amended on May 31, 1996, March 14, 1997, October 17, 1997 and December 8, 1998 (the "Agreement").

         The Reporting Persons have entered into a Joint Filing Agreement, dated December 21, 1998 attached hereto as Schedule I."

Item 3.  Source and Amount of Funds and Other Consideration.

         Paragraph 4 of Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

         " On December 8, 1998, the Partnership and the Issuer agreed to enter into the Amendment No. 4 to the Agreement (the "Amendment No. 4"). Prior to entering into the Amendment No. 4, the Partnership was entitled to receive 6,500 shares of Common Stock as Additional Consideration Shares for each three month period ending September 30, December 31, March 31 and June 30 beginning September 30, 1997, during which there shall have occurred and been continuing for any portion of such period a Default (as defined in the Agreement). Pursuant to the Amendment No. 4, the Partnership will be entitled to receive the Additional Consideration Shares for each three month period ending September 30, December 31, March 31 and June 30 beginning September 30, 1997 and ending March 31, 1998. Also pursuant to the Amendment No. 4, up to $2,000,000 principal amount of Notes issued on the Fourth Closing Date and up to $1,000,000 principal amount of Notes issued on the Third Closing Date, become subject to repurchase by the Issuer, at the option of the holders of such Notes, at any time and from time to time after the six month anniversary of the date of the Exchange (as defined below) upon any Public Offering by the Issuer. A copy of the Amendment No. 4 is attached hereto as Exhibit I."

         Item 3 of the Schedule 13D is hereby further amended by inserting at the end of paragraph 4 thereof a new paragraph 5 which shall read in full as follows:

         "On December 8, 1998, the Partnership has entered into a Note Agreement with the Issuer (the "Note Agreement"), pursuant to which the Partnership has acquired the exchangeable debentures of the Issuer due March 31, 2000 (the "1998 Notes") in the aggregate principal amount of $2,000,000. The 1998 Notes may be exchanged (the "Exchange") at any time prior to the Maturity Date, at the option of the Partnership, into convertible subordinated notes of the Issuer (the "Convertible Subordinated Notes") on such terms and other conditions as may be mutually acceptable to the Partnership and the Issuer. The funds used by the Partnership to pay for the 1998 Notes were obtained from Capital Contributions made by its partners pursuant to a pre-existing capital commitment. A copy of the Note Agreement is attached hereto as Exhibit II."

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by inserting a new paragraph 6 immediately after paragraph 5 thereof which shall read in full as follows:

         "On December 8, 1998, the Partnership purchased from the Issuer 1998 Notes in the aggregate principal amount of $2,000,000, exchangeable at any time prior to the Maturity Date, at the option of the Partnership, into convertible subordinated notes of the Issuer (the "Convertible Subordinated Notes") on such terms and other conditions as may be mutually acceptable to the Partnership and the Issuer."

Item 5.  Interest In Securities of the Issuer.

         Item 5(a) of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

         "The Partnership and GEIM beneficially own 2,399,721 shares of Common Stock, representing 44% of the shares of such class that would be outstanding upon (i) the exercise of all the outstanding Warrants exercisable for 300,000 shares of Common Stock, (ii) the conversion of all the outstanding Notes, which are convertible into 1,800,000 shares of Common Stock (calculated using the Fourth Closing Date as the relevant date for purposes of determining the conversion ratios), (iii) the issuance of 13,000 Additional Shares of Common Stock which have not yet been issued, but which the Partnership previously became entitled to receive, as set forth in paragraph 3 of Item 3, because Notes were outstanding on certain dates set forth therein, and (iv) the receipt of 19,500 shares of Common Stock that the Partnership became entitled to receive, due to the occurrence and continuance of Defaults in each of the three month periods ending on September 30, 1997, December 31, 1997 and March 31, 1998. Due to the fact that the Fourth Closing has occurred prior to June 30, 1998, the conversion rates for each of the convertible subordinated Notes issued and delivered to the Partnership on the First Closing Date, the Second Closing Date and the Third Closing Date have been adjusted, pursuant to Section 9A of the Agreement, to equal the conversion rate of the subordinated Notes delivered to the Partnership at the Fourth Closing. As a result, all of the Notes are now convertible into the shares of Common Stock at a conversion price of the lesser of (x) $6.00 per share and (y) the greater of (A) $5.00 per share and (B) 85% of the Market Price on the Fourth Closing Date."

Item 7.  Material to Be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

"Exhibit I Amendment No. 4 dated December 8, 1998, to the Note, Stock Purchase & Warrant Agreement, dated November 30, 1995 (as amended).

Exhibit II Note Agreement dated December 8, 1998, between the Issuer and the Partnership.

The Note, Stock Purchase & Warrant Agreement, dated November 30, 1995, and Amendments thereof, dated May 31, 1996, and March 14, 1997, respectively, between the Issuer and the Partnership was attached as Exhibit I to the Amendment No. 1 dated March 14, 1997, to Schedule 13D filed by the Reporting Persons on March 14, 1997, and is incorporated herein by reference.

Amendment No. 3 dated October 17, 1997, to the Note, Stock Purchase & Warrant Agreement, dated November 30, 1995 (as amended) was attached as Exhibit I to the Amendment No. 2 dated November 4, 1997, to Schedule 13D filed by the Reporting Persons on November 6, 1997 and is incorporated herein by reference.

Side Letter Agreement, dated as of March 12, 1997, between the Partnership and the Issuer was attached as Exhibit II to the Amendment No. 1 dated March 14, 1997, to Schedule 13D filed by the Reporting Persons on March 14, 1997, and is incorporated herein by reference.

Schedule I.

         Schedule I to the Schedule 13D is hereby amended and restated in its entirety as set forth in the revised version thereof attached hereto.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  GE INVESTMENT PRIVATE PLACEMENT PARTNERS II,
                                   a LIMITED PARTNERSHIP

                                  By: GE Investment Management Incorporated,
                                       Its General Partner

                                  By: /s/ Michael M. Pastore
                                     -----------------------------------------
                                     Name: Michael M. Pastore
                                     Title: Vice President

Dated: December 21, 1998

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  GE INVESTMENT MANAGEMENT INCORPORATED

                                  By: /s/ Michael M. Pastore
                                     -----------------------------------
                                     Name: Michael M. Pastore
                                     Title: Vice President
Dated: December 21, 1998

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  GENERAL ELECTRIC COMPANY

                                  By: /s/ John H. Myers
                                     -----------------------------------
                                     Name: John H. Myers
                                     Title: Vice President
Dated: December 21, 1998

                                                                  Schedule I

                             JOINT FILING AGREEMENT

         The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Stock of Elephant & Castle Group Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each such person.

Dated: December 21, 1998

                                  GE INVESTMENT PRIVATE PLACEMENT
                                  PARTNERS II, LIMITED PARTNERSHIP

                                  By: GE Investment Management
                                  Incorporated, Its General
                                  Partner

                                  By: /s/ Michael M. Pastore
                                     ----------------------------------
                                     Name: Michael M. Pastore
                                     Title: Vice President


                                  GE INVESTMENT MANAGEMENT INCORPORATED

                                  By: /s/ Michael M. Pastore
                                     -----------------------------------
                                     Name: Michael M. Pastore
                                     Title: Vice President


                                  GENERAL ELECTRIC COMPANY


                                  By: /s/ John H. Myers
                                     -----------------------------------
                                     Name: John H. Myers
                                     Title: Vice President

                                List of Exhibits:


Exhibit I Amendment No. 4 dated December 8, 1998, to the Note, Stock Purchase & Warrant Agreement, dated November 30, 1995 (as amended).

Exhibit II Note Agreement dated December 8, 1998, between the Issuer and the Partnership.